Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT
50350 KUALA LUMPUR, MALAYSIA
TEL: (603)26914122 FAX: (603)26987398

SUPPL

RECEIVED
2005 DEC -7 P 1:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LETTER FOR MAINTENANCE OF EXEMPTION

05013118

1st December 2005

Securities and Exchang
Office of International C
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-772-9207/ Mail
No. of Pages : 2

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

We submit a copy of the public announcement in relation to the completion of acquisitions of 80% equity interest in the following companies released on 30th November 2005, in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Weifang Sime Darby Port Co. Ltd, and
2. Weifang Sime Darby Water Co. Ltd.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

PROCESSED
DEC 08 2005
THOMSON FINANCIAL

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms Anita Sung
The Bank of New York

Fax No. 1-212 571 3050/ 3051/ 3052

Lmp/rh/SC-ADR-Announcement/hd

File No. 82-4968

Form Version 2.0

General Announcement

Submitted by S DARBY on 30/11/2005 06:08:19 PM
Reference No SD-051130-E3B44

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :
Completion of acquisitions of 80% equity interest in:-
i. Weifang Sime Darby Port Co. Ltd.; and
ii. Weifang Sime Darby Water Co. Ltd.
(collectively referred to as the "Acquisitions")

* Contents :-

We refer to the announcement dated 18 November 2005. The Board of Sime Darby Berhad is pleased to announce that the Acquisitions were completed today.

This announcement is dated 30 November 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: